EXHIBIT 99.1

For Immediate Release	Date: April 26, 2023
23-39-TR

Teck Reports Voting Results from Annual and Special Meeting of Shareholders

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today, in accordance with Toronto Stock Exchange requirements, the voting results from its Annual and Special Meeting of Shareholders held on Wednesday, April 26, 2023 (the “Meeting”). A total of 6,799,078 Class A common shares and 394,856,667 Class B subordinate voting shares were voted at the Meeting, representing 83.80% of the votes attached to all outstanding shares.

Shareholders voted at the Meeting as follows.

1.	Shareholders elected 12 directors, as follows:

	Votes in Favour (#)	Votes Against (#)	Votes in Favour (%)
A.J. Balhuizen	1,031,504,576	9,819,334	99.06
H.M. Conger, IV	1,031,331,504	9,992,406	99.04
E.C. Dowling, Jr.	1,020,365,629	20,958,282	97.99
N.B. Keevil, III	1,027,319,464	14,004,447	98.66
T.L. McVicar	1,027,671,595	13,652,313	98.69
S.A. Murray	1,029,281,204	12,042,704	98.84
U.M. Power	1,027,027,209	14,296,640	98.63
J.H. Price	1,032,548,838	8,775,072	99.16
Y. Sagawa	1,029,530,823	11,793,088	98.87
P.G. Schiodtz	1,030,135,199	11,188,710	98.93
T.R. Snider	1,017,296,771	24,027,139	97.69
S.A. Strunk	1,022,104,226	19,219,682	98.15

2.	Shareholders re-appointed PricewaterhouseCoopers LLP as auditor of Teck, with 97.04% of all votes cast in favour.

3.	The special resolution (the “Dual Class Amendment Resolution”) approving the plan of arrangement under the Canada Business Corporations Act in respect of the introduction of a six-year sunset for the multiple voting rights attached to the Class A common shares of Teck (the “Dual Class Amendment”), was passed by the required (a) two-thirds of the votes cast by Class A common shareholders present or represented by proxy at the Meeting, voting separately as a class; (b) two-thirds of the votes cast by Class B subordinate voting shareholders present or represented by proxy at the Meeting, voting separately as a class; and (c) simple majority of the votes cast by Class B subordinate voting shareholders present or represented by proxy at the Meeting, excluding the votes attached to Class B subordinate voting shares beneficially owned or controlled by Temagami Mining Company Limited (“Temagami”), SMM Resources Incorporated

(“SMM”) and Dr. Norman B. Keevil (“Dr. Keevil”). The full text of the Dual Class Amendment Resolution is set out in Appendix “B” to Teck’s management proxy circular dated March 23, 2023 (the “Circular”). 99.95% of votes cast by Class A common shareholders were in favour of the Dual Class Amendment Resolution, 98.25% of votes cast by Class B subordinate voting shareholders were in favour of the Dual Class Amendment Resolution and 97.98% of votes cast by Class B subordinate voting shareholders, excluding the votes attached to Class B subordinate voting shares beneficially owned or controlled by Temagami, SMM and Dr. Keevil were in favour of the Dual Class Amendment Resolution.

4.	Shareholders approved the advisory resolution on Teck’s approach to executive compensation as described in the Circular, with 98.10% of all votes cast in favour.

Detailed voting results for the Meeting will be available on SEDAR at www.sedar.com. Further information about Teck’s directors, the Dual Class Amendment, and Teck’s corporate governance and executive compensation practices are available in the Circular, which is available under Teck’s profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov), and on www.Teck.com/reports along with our 2022 Annual and Sustainability Reports.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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